FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on November 16, 2009 after the announcement of Registrant’s results for the quarter ending September 30, 2009.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 22, 2009

CONFERENCE CALL SCRIPT – Gilat Satellite Networks

November 2009

Tom Watts

Good morning and good afternoon. Thank you for joining us today for Gilat’s third quarter 2009 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, November 16th, 2009 until November 18th, 2009 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer. Amiram please go ahead.

Amiram

Thank you, Tom. Good day everyone.

I would like to begin today’s call with the highlights of our third quarter results, followed by a more detailed review of our business during the quarter.

After this, Ari will take you through the detailed financial results and then we will open the floor for questions.

The third quarter was near break-even for Gilat, we improved our cash position and saw an improvement in bookings, compared to the previous two quarters of the year. In revenues, we saw a decline in the third quarter compared to the comparable quarter in 2008.

Taking into account the challenging market conditions, I think that Gilat’s performance is good and that the measures we took earlier this year have had a positive effect on our financial results.

We continued to release money from the restricted cash held by trustees in Colombia and therefore recognized more revenues from our Colombian operations.

The market condition in the US continues to be challenging, so while we continued to sign new contracts and extensions to existing contracts during the quarter, there is a decline in revenues compared to the comparable quarter in 2008. A large portion of our new contracts continues to come from the gaming sector, which we feel is less affected by the economic environment in the US.

We announced several new contracts in Latin America and Asia during the quarter – Cable & Wireless Panama, Telespazio Brasil, Kazak Telecom, and China Unicom. Revenues in Latin America grew this quarter compared to the comparable quarter in 2008, though this was offset by weaker results in some of the other regions. We continue to experience tight business in most of the world regions, but there are signs that economic activity is improving or expected to improve in the coming quarters. As I said earlier, our bookings increased compared to the previous two quarters, so perhaps the first signs of recovery may be appearing.

We announced several universal service obligation- type projects and government funded initiatives based on our solutions. This is a segment where Gilat continues to be very well positioned. Cable and Wireless Panama, China Unicom and Kazak Telecom which I just mentioned earlier are examples of such projects. While the current global economic slowdown has also had an effect on government projects, we believe that USO-related projects are usually less affected by the economic environment than projects by the private sector.

Moving to the financial indicators summary slide, revenues for the third quarter of 2009 were approximately $55 million – a decrease compared to the comparable quarter of 2008. This quarter, though, we were able to balance our financial results by maintaining cost control, finishing the quarter near break-even while increasing our cash balances position.

Ari will discuss the Q3 2009 results in more detail later in the call.

Getting into a little more detail on our business during the third quarter, I will begin with the developed markets.

Spacenet signed new deals in the gaming sector, which is an important market for us in the US. In the U.S. commercial sector overall, however, we have continued to see a slowdown. . This emphasizes the importance of the initiative that we have highlighted the last few quarters, to increase public sector revenues in the U.S. Spacenet made further progress on this initiative during the quarter, expanding our services to government customers at the municipal, state and federal level. Many of these government bodies require communication facilities for emergency response or for remote regions with no broadband connectivity. This quarter, we signed a small contract with the U.S. DoD. This contract is still not significant in terms of size, but it reflects a progress in our strategy to expand our business in the government sector.

I would like to take this opportunity to welcome Susan Miller who has joined the company as CEO of Spacenet’s Integrated Government Solutions division. Susan will oversee the strategic direction and marketing efforts of Spacenet’s government services unit with a focus on expanding its reach to new customers including the Department of Defense, Homeland Security, the Intelligence community and government-related agencies. Previous to joining Spacenet, Susan served as President and Chairman of the Board for Intelsat General Corporation and grew the business from $80 million to just under $300 million in annual revenue during her tenure. Other executive roles held by Susan include Senior Vice President for SkyTerra LP and Vice President Engineering and Operations for Lockheed Martin World Systems. With over 20 years of experience in the telecommunications and satellite sector and a broad background in management, technology and operations, I am confident Susan will be a highly valuable addition to Gilat. So I would like to congratulate Susan on joining the company and wish us lots of success together.

Now turning to the Emerging Markets:

This quarter we also announced that we have signed a multi-million dollar contract with a defense customer in Asia. We view this contract as another important milestone in expanding our government and defense-related business.

We continue to see Universal Service Obligation and government projects mostly in Asia and Latin America. I already mentioned some of these previously. These include projects for cellular coverage together with satellite backhaul as a means to provide communications to remote villages. The mix of the two technologies, cellular and satellite, provide a very efficient and cost-effective solution for telcos that are mandated to provide communications in remote regions, such as in China and Kazakhstan.

During the quarter we announced a deal with Telespazio, Brazil, to provide a 1,200 site network for Sicredi Bank. This network will provide prime communications to branches without broadband connectivity and back-up to the other branches.

Education also continues to be a driver for government projects and we announced that in Panama our customer, Cable & Wireless, is using our technology to provide Internet and interactive learning to remote villages. We are always proud to participate in these types of projects that have a substantial and lasting effect on the communities, improving not only their quality of life today, but also enabling future generations of children to have a springboard for their future.

This quarter we continued to release funds from our restricted cash held by trustees relating to the Compartel projects in Colombia and recognize revenues from these operations. We have signed a short extension to the agreements we reached with the Colombian Government. We are continuing negotiations for further extensions, but generally speaking these projects are winding down.

That concludes our business overview. Now I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari?

Speaker:	Ari Krashin

Thanks Amiram. Good morning and good afternoon to everyone joining us on the call today.

Our revenues for the third quarter of 2009 were $54.6 million, compared to $65.3 million in the third quarter of 2008. Our revenues this quarter reflect the continuing affects of the slowdown in the markets and the relatively low level of bookings we had in previous quarters. Although our booking level this quarter was higher than either of the previous two quarters of 2009, it is still too early to say if this will represent an upturn in our revenue trends.

As we saw in previous quarters, the decrease in our revenues compared to the previous year, was partially offset by revenues from our Colombian operation as we continued to release money from the restricted cash held by trustees and recognized revenues in the amount of approximately $7.7 million. As mentioned by Amiram, we signed a short extension through the end of the year with the Colombian government, which, assuming full performance, will lead to additional revenues of approximately $3 million. The revenue recognition of the extensions will be similar to the rest of the project and as such, some will occur in the 4th quarter of 2009 and some in the first quarter of 2010, depending upon the timing of the release of the related restricted cash.

Our gross margin for the third quarter was approximately 30%, compared to 32% in the third quarter of 2008. The year over year decrease in our gross margin is attributed mainly to the decrease in revenues both in GNS and Spacenet, offset by the increase in revenues and profitability from Colombia.

As we have mentioned in the past, our gross margin is affected by the mix of equipment and services, the size of our deals and the timing in which transactions are consummated. As such, we might experience variations in our gross margins from time to time.

Selling, Marketing, General and Administrative expenses decreased from $15.1 million in the third quarter of 2008 to approximately $13.4 million this quarter. This decrease reflects the cost cutting measures we took at the end of the second quarter as well as the lower level of revenue related expenses.

During the third quarter of 2009, we had a minimal operating loss of $383 thousand, compared to an operating income of $490 thousand in the third quarter of 2008.

The minimal loss this quarter, is due to the decrease in our revenues offset by our continued efforts to control our level of expenses and the cost cutting measures we made during the past few quarters, together with the positive impact from our Colombian operations.

Income this quarter includes a gain of approximately $2.4 million from the sale of the remainder of our shares in GVT Brazil, which had previously been written off in our books.

Our GAAP net income for the third quarter of 2009 was $2.5 million or 6 cents per diluted share, compared to a loss of $0.5 million or 1 cent per diluted share for the third quarter of 2008.

Our financial position continues to be strong as we maintain our efforts to control our level of expenses and manage our working capital. This, together with the positive impact of our operations in Colombia and the funds we received from the sale of our shares in GVT, enabled us to increase our free cash balances by approximately $5.8 million during this quarter including the repayment of $4 million of the loan from Bank Leumi.

Our cash and cash equivalents, and short term bank deposits amounted to $146.9 million at the end of the quarter.

Our shareholder’s equity at the end of the quarter remains steady and totals 232.2 million dollars.

Our focus during this period of economic weakness has been to manage our costs and expenditures such that we could maintain a break-even operating profit and positive cash flow, despite revenue declines. We feel positive that we have been able to achieve this consistently over the past few quarters, and that the business remains well-positioned to participate in a market upturn once the economies where we operate begin to strengthen.

Now I’d like to turn the call back to Amiram.

Amiram ?

Thank you Ari.

To summarize our call, while we had a decline in revenues this quarter, we were able to significantly balance it by maintaining cost control. We finished the quarter almost break-even and had a sequential increase in cash.

We are continuing to invest in a discretionary R&D budget and plan to enter new segments within the satellite communication industry.

In addition, we are increasing our focus on the defense industry, both within the US and in the international markets. We have made some small first steps toward this goal.

That concludes our review. We would now like to open the floor for questions.

Q U E S T I O N  A N D  A N S W E R

Operator

Thank you, ladies and gentlemen, at this time we will begin the question-and-answer session. The first question is from Jonathan Ho of William Blair. Please go ahead.

Jonathan Ho – William Blair & Co. ם Analyst

Good morning, guys.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Hey, Jonathan.

Jonathan Ho – William Blair & Co. – Analyst

Just a couple of housekeeping questions to get started on. In terms of the interest income, what was the currency impact this quarter, or just maybe the overall currency impact on the financials?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Well, it wasn’t that high. I mean, there has been some volatility in the currency. If you remember, we have hedged the shekel versus the dollar throughout the end of the year and also for the first two quarters of 2010, so we’re not that affected by the shekel.

From time to time, we see some valuation from other subsidiaries that we have in Brazil, Colombia and Peru. It wasn’t that significant this quarter. The main effect this quarter is basically interest from our deposits, some capital lease interest, nothing significant.

Jonathan Ho – William Blair & Co. – Analyst

Okay, okay. And can you maybe give us a sense of how to think about the fourth quarter and maybe headed into 2010 what your expectations are relative to this quarter in terms of the top-line performance?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

I would like to believe that as we improve on bookings, we will start to see that on the top line, as well. This is my view at this point.

Jonathan Ho – William Blair & Co. – Analyst

Just can you talk a little bit about the pipeline and sort of that opportunity there?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Other than the fact that this year started kind of low in bookings and then improved quarter over quarter, still not at the level that we would like it to be. I would hope that Q4 would be stronger than Q3, which at this point in time is stronger than Q2, which we know was stronger than Q1. So, other than that, and as I’ve said very carefully, maybe the situation in the market has slightly changed and we see the market stronger, so this is the way we look at it at this point.

Jonathan Ho – William Blair & Co. – Analyst

Okay, can you talk a little bit about the competitive environment, too? Are you seeing more pricing pressure and particularly within the enterprise segment, can you give us a little bit more color on what’s happening there.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

I would say the following. The enterprise market in the US, I think the “dominant competition” is actually from other means of communication and there is really a trend that VSAT as a means of communication became secondary, backup. It is not a primary communication in most of the applications, unless for lottery.

So the main, I think, issue in the US, other than obviously the economic situation, is the fact that we see new investment predominantly in hybrid networks, where the VSAT is the secondary, or a combination of DSL and VSAT. This is the situation in the US. It’s not so much the VSAT competition, per se, say, coming from US.

Internationally, again, I think it’s mostly the economically situation and not so much the competition. I would see the competition coming predominantly from direct use and VSAT use in that order in the enterprise international market.

Jonathan Ho – William Blair & Co. – Analyst

Okay. Can you give us also a quick update on what’s happening with the breakup fee and some of the other litigation that you guys are involved in right now?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

No change, really. I have nothing to update at this call. The recent attempt for mediation, which still continues, if it will be mediated, then that would be the end of it. I’m not very optimistic, and if not it will go back to court.

Jonathan Ho – William Blair & Co. – Analyst

Okay. Just talking about some of the newer initiatives that you guys have, you talked a little bit about sort of this government initiative. What are your thoughts in terms of the potential for growth there, and how should we think about that as a contributor for 2010.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Generally speaking, DOD is a very strong SATCOM market, which in the light of competition we were not playing in at all. We would like to enter this market. There are a few very interesting types of communication and applications in SATCOM for DOD, like communication on the pause and communication on the move, and we will try to go into this direction with some solutions that we would like to provide to the market.

The international ministry of defenses I would say, a) are at this point of time quite significantly smaller in their activity in satellite communications as compared to DOD – b) they are kind of lagging behind, but following in the same trend.

And to give you a perspective, as much as there are not so many VSATs being sold, if you look to the DOD, if you look at the equipment, satellite equipment market, it is as big as the commercial, the global international commercial – the entire world commercial VSAT equipment is as big as equipment being acquired by DOD for satellite communications, which only part of it is VSAT.

For that purpose, if we will find the appropriate technologies and the appropriate company we can do some M&A activity with, we will not hesitate to do this as well.

Jonathan Ho – William Blair & Co. – Analyst

Okay, and in terms of the backlog, can you maybe qualitatively give us a sense of where the backlog stands relative to maybe the beginning of the year or relative to your historical sort of positioning and how much forward visibility that’s giving you right now?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Yes. I knew this was coming, Jonathan, and usually we kind of shy away from saying the backlog number because we just publish once a year, as you know. But let me give you kind of a sense that will help you understand exactly where we are. Generally speaking, we started the year with approximately $195 million backlog, out of which the projects in Colombia were $24 million.

We’d expect that we will consume this Colombian backlog if everything works okay, we’ll consume that though the year, so if nothing would have happened we would have finished the year with roughly $170 million. Now, since this year looks weaker than previous years, my guesstimate at this point of time and don’t press me please to the wall, but my guesstimate will be that toward the end of the year we will be around $160 million.

Jonathan Ho – William Blair & Co. – Analyst

Okay, thank you for the color. I’ll hop back in the queue. Thank you.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Okay, thank you, Jonathan.

Operator

(Operator Instructions). The next question is from Abba Horwitz of Old School Partners. Please go ahead.

Abba Horwitz – Old School Partners – Analyst

Hi, good afternoon. My question is – maybe you could just help me out here. The net cash position on the balance sheet, what is that number, currently?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Well, we’re looking at the first two lines of the balance sheet, which is basically cash and cash equivalents and bank deposits, which is around $147 million, $146.9 million. This is basically what we refer to as cash balances. We do have some other restricted cash on the balance sheet. We don’t count it as our cash, because some of it relates to Colombia.

So, basically, when we refer to our cash balances, we refer to the free cash balances, which increase approximately $5.8 million this quarter from $141 million to $146.9 million.

Abba Horwitz – Old School Partners – Analyst

So the number you’re using is $147 million, is that the correct number, when I do a value here?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Yes.

Abba Horwitz – Old School Partners – Analyst

Okay, and in terms of the liabilities right now, you have a current maturity of a convertible note and you also have on the books on a long-term basis some long-term loans and a convertible note, as well. What’s going to happen with those?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Well, the convertible notes, basically, the vast majority of them are due in 2012. There is a small portion of approximately $400,000, which is not payable once the year – I think it’s going to be July of 2010, but basically the vast majority of the convertible loans should be paid by 2012. There is also a loan from Bank Lomi which is currently $8 million. This is the $4 million that we got paid this quarter, so those are the big main items.

We used to – definitely we counted total debt is about $30 million, currently, which is the subordinated notes, the Bank Lomi loan and a few other small stuff.

Abba Horwitz – Old School Partners – Analyst

Now I’m sure you’ve done this a few times, this exercise, but when you put everything together you get to around $4 a share with the real estate, and then Wall Street’s not giving you much respect for the actual business, and I’m wondering are there any initiatives that you guys are looking at, given the very strong cash position, to enhance the shareholder value in any shape or form? Because the way I look at it is, what is this business doing for you? You’re working very hard at a business that gets absolutely no value.

And I’m just wondering, what are your thoughts on this, and how do you guys look at this?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Well, I was in that situation not so long ago, a period of time you are being appreciated more and then for a period of time you’re appreciated less, and I guess you know this phenomena better than me, but on the merit of the business itself, I think that there will be two potential upsides from our perspective.

One, we’ll continue to work hard on kind of the core of the business, predominantly the enterprise network, high-end network, in the international market and also we are very unique I think in the US market, being only one of the two service providers giving services to this kind of enterprise. And, in addition to that, we are looking for new initiatives. In part, we may be doing that using our cash to do some M&A activity, and this is referring predominantly towards the DOD and MOD market. That will give you some color.

Abba Horwitz – Old School Partners – Analyst

Yes, let me ask you a different question. In your opinion, how much cash do you need on the balance sheet just for those rainy days where maybe the business doesn’t go so well, and hardware much do you feel is excess cash on the balance sheet that could be used for other initiatives?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

As a very rough answer, I would think that you probably need to run the business, $20 million, $30 million, and then the rest of it you can use for other purposes.

Abba Horwitz – Old School Partners – Analyst

So over $100 million is excess cash n the balance sheets that you don’t need.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Well, you don’t need is the right question, but you can use for other activities, I would say. And if we want to have access to additional cash, then, as you probably know, we are quote-unquote sitting on real estate, which we may sell and lease back if we ant to have yet another, say, $50 million worth of cash. So unlike other companies in our space, we are not leveraged at all, as you can see.

Abba Horwitz – Old School Partners – Analyst

But I’m wondering, there’s other Israeli companies now that are initiating this idea of dividends, companies with large cash positions on our balance sheets. And I’m wondering, is this something that you guys would entertain.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

There’s no decision by the Board to distribute dividends at this point of time.

Abba Horwitz – Old School Partners – Analyst

Okay, okay. Well, I was very happy to see that your business is certainly turning in the right direction, and good luck. Thank you.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Thank you. Thank you very much, thanks.

Operator

The next question is a follow-up question from Jonathan Ho of William Blair. Please go ahead.

Jonathan Ho – William Blair & Co. – Analyst

Just a couple of quick follow-up questions. You guys had talked about a large multimillion dollar deal in Asia. Could you maybe give us a little bit more color on the timing of the deal. I mean, you guys said it was a turnkey solution and whether there’s additional opportunity with this customer over time?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

The nature of these deals, I can’t give you too much color than it, but the deal has been signed very recently, and I think we will see revenues coming in Q4 and Q1. By the way, we used this expression, multimillion dollar deals, because we wanted to say that we had such a deal.

At the same time, the customer wouldn’t allow us to put any color to this press release, so frankly speaking we just wanted to say it is meaningful for us and that was the way to express it. Quite many of the deals that we publish are multimillion dollar deals.

Jonathan Ho – William Blair & Co. – Analyst

Okay, and just talking a little bit about the pipeline again, do you guys feel that there’s pent-up demand in your customer base and that the budgets maybe haven’t been there in 2009 and there potentially could be a pickup in 2010 as a result of that? Is there that sense?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

I wish I would know the answer. Generally, I said very cautiously that we sense that maybe there is a change now in the market, but it’s generally macroeconomics, and I don’t think I know this particularly better than you, really.

Jonathan Ho – William Blair & Co. – Analyst

Okay, that’s all I had. Thank you.

Operator

There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin in two hours after the call. In the US, please call 1-888-269-0005. In Israel, please call 0392-55-927. Internationally, please call 9723-9255-927. Additionally, a replay of this call will also be available on the Company’s website, at www.gilat.com.

Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Operator, I see in my screen that maybe Rich Valera from Needham might have a question, so if Rich wants to ask the question, he may do so, and if not I would just thank you.

Operator

Sure. The next question is from Rich Valera of Needham & Company. Please go ahead.

Rich Valera – Needham & Co. – Analyst

Thank you for squeezing me in here.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Hi, Rich.

Rich Valera – Needham & Co. – Analyst

You made reference in your prepared remarks to a small deal, I believe in Spacenet, with the DOD customer, and I think your implication was it was small from a revenue perspective but might have some bit of strategic implications going forward about further penetration of that market. I’m wondering if there’s any more color that you can share on that deal in terms of who it’s with or what other types of opportunities it might open up.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

After so long you want to ask a question, Rich, and I generally can’t give you any decent answer. It’s a small deal. No, it is not meaningful in itself. We decide that we are interested in this market. I think joining Susan Miller as heading Spacenet government solutions is very important and if she thinks she can do something there and we could attract her to come over, I hope it will be a very meaningful business for us.

Rich Valera – Needham & Co. – Analyst

I guess we’ll look forward to more announcements on that front in the future. And then secondarily, on the Colombia business, I just wanted to clarify, it sounds like you plan to recognize most of the $24 million outstanding this year. I think there may be a small trickle over into the first quarter of next year, but just wanted to get your sense of what you can expect next year.

It sounds like as it stands now, you wouldn’t really expect further business, but you’re negotiating for some possible business. Could you add any more color to that about expectations for Colombia for 2010?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Yes, first kind of a reminder. We had in Colombia three projects. Two of them are kind of the paying project that we got money from the restricted cash for these projects and recognized revenues for these projects. These are called TLC III or Telecentral 3 and Compartel II.

Then we had an old program, which is called Compartel I under which we still need to give services, telephony and small Internet access facilities until the end of 2010, and this is not a paying contract. It’s a contract obligation on our side and we’ve explained it quite a few times in the past.

So we have this obligation for 2010. We are hoping to be able to extend the other contracts until the end of the year, but it is too soon to say.

So if we are able to extend some of them, we will have some revenues from Colombia. If we are not able to extend them, then we will still have the obligation to give services for Compartel I until the end of 2010, and we will not have revenues. So this is kind of a short summary of the situation.

Rich Valera – Needham & Co. – Analyst

Okay, that’s helpful. And can you say roughly how much sort of profit you got from the Colombia revenue recognized this year?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

I would assume roughly, in a number just from the top of my head, the revenues were so far around $18 million, $19 million. I would say it gave us approximately between $5 million to $6 million in the nine months and will contribute a bit more in the fourth quarter.

Rich Valera – Needham & Co. – Analyst

Okay, that’s helpful. Thank you very much.

Operator

There are no further questions at this time. Mr. Levinberg, would you like to make your concluding statement.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman & CEO

Yes. I would just like to thank you all for joining us for this conference call. Good day, and goodbye.

Operator

Thank you. This concludes Gilat’s third quarter 2009 results conference call. Thank you for your participation. You may go ahead and disconnect.